

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Jing Yan
Chief Financial Officer
Winland Online Shipping Holdings Corporation
RM 703, Bonham Trade Center
50 Bonham Strand
Sheung Wan, Hong Kong, China

      Re: Winland Online Shipping Holdings Corporation
              Form 10-K: For the Fiscal Year Ended December 31, 2009
              File No. 001-34255
              Filed March 26, 2010

Dear Ms. Jing:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        Lyn Shenk
                        Branch Chief